Exhibit 99.1

Ad hoc announcement pursuant to Art. 53 LR

Relief Therapeutics Reports Positive Results from RLF-OD032
Proof-of-Concept Clinical Study for Phenylketonuria

GENEVA (OCT. 4, 2024) – RELIEF THERAPEUTICS Holding SA (SIX: RLF, OTCQB: RLFTF, RLFTY) (Relief, or the Company), a biopharmaceutical company committed to delivering innovative treatment options for select specialty, unmet and rare diseases, today reported positive topline results from its proof-of-concept clinical study evaluating RLF-OD032, an innovative and highly concentrated liquid formulation of sapropterin dihydrochloride, for the treatment of phenylketonuria (PKU).

The four-way crossover pilot study compared the pharmacokinetics of Relief’s investigational drug RLF-OD032 with the reference listed drug KUVAN® powder for oral solution. Topline data showed that RLF-OD032 administered under fed conditions, with or without water intake, achieved peak and total exposure of sapropterin dihydrochloride similar to those achieved by KUVAN® under fed conditions with water, considering the range required by the FDA for bioequivalence studies.

“The pilot study successfully met its objective and provided valuable data for designing the next stages of our development and regulatory strategy. These results significantly increase the likelihood of meeting regulatory requirements, and we believe RLF-OD032 is well-positioned to achieve bioequivalence versus KUVAN® in an upcoming pivotal bioequivalence trial,” commented Giorgio Reiner, Chief Scientific Officer of Relief. “The potential for RLF-OD032 to be administered without water, along with its low-volume dosage, illustrates its value as a unique, ready-to-use, and portable solution, offering enhanced convenience and ease of administration for patients managing PKU.”

Relief plans to advance RLF-OD032 into a pivotal bioequivalence trial as part of the 505(b)(2) NDA submission process in the United States and pursuant to the development guidance previously provided by the FDA in a pre-IND meeting.

ABOUT RLF-OD032

RLF-OD032 is an innovative, ready-to-use, portable and highly concentrated formulation of sapropterin dihydrochloride in liquid suspension for oral administration, designed to lower blood phenylalanine levels in adult and pediatric PKU patients. It offers a more patient-friendly solution by significantly reducing the volume of medication required compared to current formulations. This advancement aims to enhance compliance, particularly among pediatric patients, who often struggle with the high volumes associated with existing sapropterin treatments. If approved, RLF-OD032 would be the first and only portable, ready-to-use liquid formulation of sapropterin dihydrochloride.

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ABOUT PHENYLKETONURIA

Phenylketonuria (PKU) is a genetic disorder caused by a deficiency of the enzyme needed to break down phenylalanine (Phe), leading to a toxic buildup of Phe from the consumption of foods containing protein or aspartame. Individuals with PKU lack the ability to metabolize Phe, which is present in many foods. Without treatment, PKU can cause severe neurological and developmental issues. The standard treatment involves a lifelong phenylalanine-restricted diet supplemented with amino acid-based, phenylalanine-free medical foods to prevent protein deficiency and optimize metabolic control. However, this diet is highly restrictive and often creates barriers to social interaction, limiting compliance and increasing the risk of poor disease management. Sapropterin dihydrochloride is the first approved drug for PKU for reducing Phe blood levels and allowing patients to follow a less restrictive diet.

ABOUT RELIEF

Relief is a commercial-stage biopharmaceutical company committed to advancing treatment paradigms and delivering improvements in efficacy, safety, and convenience to benefit the lives of patients living with select specialty and rare diseases. Relief’s portfolio offers a balanced mix of marketed, revenue-generating products, proprietary, globally patented TEHCLO™ and Physiomimic™ platform technologies and a targeted clinical development pipeline consisting of risk-mitigated assets focused in three core therapeutic areas: rare skin diseases, rare metabolic disorders, and rare respiratory diseases. In addition, Relief is commercializing several legacy products via licensing and distribution partners. Headquartered in Geneva, Relief is listed on the SIX Swiss Exchange under the symbol RLF and quoted in the U.S. on OTCQB under the symbols RLFTF and RLFTY. For more information, visit www.relieftherapeutics.com.

CONTACT:

RELIEF THERAPEUTICS Holding SA

Jeremy Meinen

Chief Financial Officer

contact@relieftherapeutics.com

DISCLAIMER

This press release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, including its ability to achieve its corporate, development and commercial goals, and other factors which could cause the actual results, financial condition, performance or achievements of Relief to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors, including those described in Relief’s filings with the SIX Swiss Exchange and the U.S. Securities and Exchange Commission (SEC), could adversely affect Relief. Copies of Relief’s filings with the SEC are available on the SEC EDGAR database at www.sec.gov. Relief does not undertake any obligation to update the information contained herein, which speaks only as of this date.

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